Exhibit 99.1

NewLead Holdings Ltd.

Announces

Delivery of the Third Eco-Type Handysize Vessel since January 2014

PIRAEUS, Greece, September 22, 2014 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the "Newlead Castellano", a 2013-built dry-bulk eco-type Handysize vessel of 35,542 dwt, was delivered to NewLead's owned fleet on September 16, 2014.

The Newlead Castellano is trading on the spot market and is expected to generate approximately $1.7 million EBITDA per year assuming $1.73 million yearly operating expenses.

The Newlead Castellano is the third modern eco-type Handysize vessel to be delivered to NewLead's owned fleet since January 2014. NewLead had agreed to acquire this vessel for a purchase price of $19.5 million in December 2013, as previously announced. The other two Handysize vessels, the Newlead Albion and the Newlead Venetico, both of which the Company had agreed to acquire in March 2014, for a total acquisition price of $37.0 million, were delivered on May 19, 2014 and July 25, 2014, respectively, as already announced.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, “We are pleased to announce the delivery of the Newlead Castellano as scheduled. This is the third modern and fuel efficient vessel to be delivered to NewLead's fleet in less than a year. Today, NewLead's fleet is completely transformed and optimized. We have expanded our fleet by 85.7%, from two vessels to five vessels in less than one year. Today, we have a total fleet of eight vessels, including three tanker vessels under management. The average fleet age of our owned vessels is 8.53 years, reduced from 18.5 years at the beginning of this year."

Michael Zolotas, added, "We are accelerating the execution of our strategy to rebuild our fleet while focusing on younger vessels to ensure a longer revenue capacity through extended employment lifetime. We continue to capture on opportunities to grow our fleet to establish a strong platform ready to benefit from market and industry opportunities."

Fleet Update

The following table details NewLead's fleet as of September 22, 2014:

Vessel Name	Size (dwts)	Vessel Type	Year Built
Dry Bulk Vessels
Newlead Castellano	35,542	Eco-type Handysize	2013
Newlead Albion	32,318	Eco-type Handysize	2012
Newlead Venetico	32,500	Eco-type Handysize	2012
Newlead Victoria	75,966	Panamax	2002
Newlead Markela	71,733	Panamax	1990
Tanker Vessels[1]
Captain Nikolas I	5,887	Chemical Tanker/Asphalt Carrier	2009
M/T Sofia	2,888	Chemical Tanker/Asphalt Carrier	2008
Gema	19,831	Oil Tanker	2001

1. These vessels are under management by Newlead Shipping SA

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping, logistics and commodity company. NewLead owns five dry-bulk vessels, two Panamax and three Handysize vessels, and manages three third party tanker vessels, two small bitumen tanker vessels and one Handysize MR product tanker. Furthermore, the Company owns a wash plant and a mine in Kentucky, USA and has been granted access to develop and mine another mine that includes a CSX rail load facility, the Andy Rail Terminal, in Kentucky, USA. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit the Company's website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry-bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com